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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Gold City Industries Ltd.

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

380560 10 2

(CUSIP Number)

Frederick J. Sveinson
4655 Britannia Drive, Richmond, British Columbia Canada V7E 6B1
Tel: (604) 275-8017

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 30, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1746 (11-02)

CUSIP No. 380560 10 2

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Frederick J. Sveinson		
(2)	Check the Appropriate Box if a Member of a Group	(a) ☐	
		(b) ☐	
(3)	SEC Use Only		
(4)	Source of Funds PF		
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or (e) ☐		
(6)	Citizenship or Place of Organization Canada		

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 1,514,262
	(8)	Shared Voting Power 1,703,840
	(9)	Sole Dispositive Power 1,514,262
	(10)	Shared Dispositive Power 1,703,840

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,218,102
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 12.5%
(14)	Type of Reporting Person IN

Item 1. Security and Issuer

This statement relates to the common stock, no par value (the "Common Stock"), of Gold City Industries Ltd. (the "Company"), whose offices are located at 580 Hornby Street, Suite 550, Vancouver, British Columbia V6C 3B6 CANADA.

Item 2. Identity and Background

Of the 1,703,840 shares of which Frederick J. Sveinson has shared voting and dispositive power as follows:

(a) 395,977 shares are owned by his spouse, Sandra I. Sveinson, who resides at 4655 Britannia Drive, Richmond, BC, Canada, V7E 6B1. Sandra I. Sveinson also holds 100,000 stock options;

(b) 57,625 shares are owned by his adult son, Marino J. Sveinson, who resides at 1601 – 1238 Richards Street, Vancouver, BC Canada, V6B 6M6;

(c) 57,625 shares are owned by his adult son, Brett A. Sveinson, who resides at 11711 Kestrel Drive, Richmond, BC Canada V7E 4E3;

(d) 218,334 shares are owned by Sveinson Mineral Services Inc., 4655 Britannia Drive, Richmond, BC, Canada, V7E 6B1, a company owned and controlled as to 50% by Frederick J. Sveinson and 50% as to his spouse, Sandra I. Sveinson. As a result, any decision to the voting or control of shares by Sveinson Mineral Services Inc. must be approved by both Mr. Sveinson and his spouse;

(e) 287,280 shares are owned by Sveinson Way Mineral Services Ltd., 205 – 8712 – 48th Avenue, Edmonton, Alberta, Canada T6E 5L1, a company owned and controlled as to 50% by Frederick J. Sveinson and 50% as to Terry A. Sveinson, Mr. Sveinson's brother. As a result, any decision to the voting or control of shares by Sveinson Way Mineral Services Ltd. must be approved by both Mr. Sveinson and Terry Sveinson;

(f) 466,999 shares are owned by Bremar Management Services Ltd., 4655 Britannia Drive, Richmond, BC Canada, V7E 6B1, a company owned and controlled as to 25% by Frederick J. Sveinson, as to 25% by Sandra Sveinson, as to 25% by Marino Sveinson, and as to 25% by Brett Sveinson. In addition, pursuant to a private placement with Gold City Industries Ltd. dated September 18, 2002, Bremar Management has 120,000 share purchase warrants to purchase an additional 120,000 common shares. Any decision to the voting or control of shares by Bremar Management Services Ltd. must be approved jointly by the parties.

During the last five years, Frederick J. Sveinson has not been, and none of: Sandra Sveinson, Marino Sveinson, Brett Sveinson, Terry Sveinson, Sveinson Mineral Services Inc., Sveinson Way Mineral Services Ltd., or Bremar Management Services Ltd. has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Frederick J. Sveinson, the reporting person, is a Canadian citizen, as are Sandra Sveinson, Marino Sveinson, Brett Sveinson, and Terry Sveinson.

Item 3. Source and Amount of Funds or Other Consideration

The securities of all parties above have been purchased over a period of several years on the open market or through private placements with Gold City Industries Ltd., with personal funds in the case of the individuals or corporate funds through the companies. At no time have securities been purchased using loans.

Item 4. Purpose of Transaction

The purpose of the transactions is to acquire shares for investment purposes.

Item 5. Interest in Securities of the Issuer

Frederick Sveinson beneficially owns an aggregate of 3,218,102 shares (12.5% of the securities of Gold City Industries Ltd. Of those shares, Mr. Sveinson has sole voting and dispositive power as to 1,514,262 shares. Of these 1,514,262 shares, Mr. Sveinson directly holds 1,164,262 shares, of which 1,047,262 shares are held in RRSP accounts, and Mr. Sveinson has been granted stock options to purchase a further 350,000 shares.

Mr. Sveinson has shared voting and dispositive power as to 1,703,840 shares. Information as to the persons with whom voting and dispositive power is shared is provided in Item 2. above.

(a) Aggregate number and percentage of Common Stock owned: See Items 11 and 13 of the applicable cover page.

(b) Shared versus sole voting and dispositive power. See Items 7, 8, 9 and 10 of the applicable cover page.

(c) Transactions since the initial Schedule 13D filing on December 13, 2002 are as follows:

   (i)   On December 18, 2002 Frederick Sveinson purchased 80,000 shares of Common Stock from Bremar Management Services Inc. through his RRSP account at $0.15 per share;

   (ii)   On December 18, 2002 Frederick Sveinson purchased 7,500 shares of Common Stock on the open market into his RRSP account at $0.15 per share;

   (iii)   On December 24, 2002 Frederick Sveinson purchased 7,500 shares of Common Stock on the open market into his RRSP account at $0.14 per share;

   (iv)   On December 31, 2002 Frederick Sveinson purchased 10,000 shares of Common Stock on the open market into his RRSP account at $0.12 per share;

   (v)   On December 31, 2002 Frederick Sveinson purchased 5,000 shares of Common Stock on the open market into his RRSP account at $0.15 per share;

   (vi)   On January 6, 2003 Frederick Sveinson purchased 15,000 shares of Common Stock on the open market into his RRSP account at $0.19 per share;

(vii) On January 7, 2003 Frederick Sveinson purchased 15,000 shares of Common Stock on the open market into his RRSP account, 4,000 shares at $0.18, 10,000 shares at $0.19, and 1,000 shares at $0.20 per share;

(viii) On January 7, 2003 15,000 share purchase warrants held by Frederick Sveinson expired unexercised;

(ix) On March 19, 2003, Frederick Sveinson purchased 6,000 shares of Common Stock on the open market into his RRSP account at $0.25 per share;

(x) On April 1, 2003, Frederick Sveinson purchased 4,000 shares of Common Stock on the open market into his RRSP account at $0.20 per share;

(xi) On April 1, 2003, Bremar Management Services Ltd. purchased 4,000 shares of Common Stock on the open market at $0.20 per share;

(xii) On April 23, 2003 Frederick Sveinson transferred 15,000 shares of Common Stock from his personal account to his RRSP account at a deemed price of $0.21 per share;

(xiii) On April 24, 2003 Frederick Sveinson purchased 15,000 shares of Common Stock from Sveinson Mineral Services Inc. at $0.21 per share;

(xiv) On April 25, 2003 Frederick Sveinson purchased 3,000 shares of Common Stock on the open market at $0.21 per share;

(xv) On April 28, 2003 Frederick Sveinson purchased 35,000 shares of Common Stock through his RRSP account from Bremar Management Services Ltd. at $0.21 per share;

(xvi) On April 28, 2003 Frederick Sveinson transferred 30,000 shares of Common Stock from his personal account to his RRSP account, at a deemed price of $0.21 per share;

(xvii) On April 29, 2003 27,999 share purchase warrants held by Bremar Management Services Ltd. expired unexercised;

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As President and Director of the Company, Mr. Sveinson was granted options to purchase 100,000 shares of Common Stock with an exercise price of $0.36 per share on April 11, 2000 and an expiration date of April 11, 2005 (filed as exhibit to Schedule 13D dated December 13, 2002).

As President, CEO, and Director of the Company, Mr. Sveinson was granted options to purchase 250,000 shares of Common Stock with an exercise price of $0.15 per share on May 6, 2002 and an expiration date of May 6, 2007 (filed as exhibit to Schedule 13D dated December 13, 2002).

Item 7. Material to Be Filed as Exhibits

No exhibits.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 30, 2003
Date

/s/ Frederick J. Sveinson
Signature

Frederick J. Sveinson
Name